Mail Stop 4561

March 25, 2009

John J. Wilk
Chief Financial Officer
TransNet Corporation
45 Columbia Road
Branchburg, NJ 08876-3576

      Re: **TransNet Corporation**
              Form 10-K for Fiscal Year Ended June 30, 2008
              Filed September 29, 2008
              File No. 000-08693

Dear Mr. Wilk:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

1.   Please tell us what consideration you gave to including a reasonably detailed discussion of the Company's ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements. Refer to FRC 501.03(a).

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

[G] Revenue Recognition, page F-8

2.   Your response letter dated May 31, 2006 indicated you would revise your revenue recognition policy in future filings to address each of the different revenue generating transactions into which you enter (e.g. hardware only arrangements, service only arrangements, multiple-element arrangements, etc.) and to describe the authoritative accounting literature you apply to each type of transaction; however, your current revenue recognition policy does not appear to address multiple-element arrangements, nor does it refer to authoritative accounting literature. Please provide us with draft disclosure to be included in your next periodic filing that addresses these concerns.

3.   We note your disclosure that you recognize service revenue using the percentage of completion method. Please clarify for us:
        • why your current revenue recognition policy appears to conflict with your response letter dated May 31, 2006, which indicated you recognize service revenue for arrangements that include hardware and services using the completed contract method of accounting;
        • whether you are applying the percentage of completion method to multiple-element arrangements or to arrangements that only involve services; and
        • why you refer to proportional performance to describe your assessment of contract progress.

Item 15. Exhibits, Financial Schedules and Reports on Form 8-K

3. Exhibits, page 29

4.   We note you filed a Form S-8 registration statement on March 31, 2004 that incorporates all reports and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the registration statement and prior to the filing of a post-effective amendment. Please tell us whether any securities remained unsold under this registration statement as of the filing date of this Form 10-K. If securities remained unsold at that time, please file the consent of your auditor for the reports on fiscal years ended June 30, 2008, 2007 and 2006 as an exhibit in accordance with Rule 436(b) of Regulation C.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant